EXHIBIT 12.1
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2015	2014		2015	2014
Earnings:
Income/(loss) from continuing operations	$13,695	$10,611		$100,954	$9,775
Add (from continuing operations):
Interest on indebtedness (a)	30,232	33,087		88,705	97,662
Portion of rents representative of the interest factor	442	532		1,424	1,666
Amortization of capitalized interest	937	927		2,802	2,783
Total earnings	$45,306	$45,157		$193,885	$111,886
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$30,232	$33,087		$88,705	$97,662
Interest capitalized	3,572	5,172		12,187	15,395
Portion of rents representative of the interest factor	442	532		1,424	1,666
Fixed charges	$34,246	$38,791		$102,316	$114,723

Add:
Preferred stock dividends	930	931		2,792	2,793
Combined fixed charges and preferred stock dividends	$35,176	$39,722		$105,108	$117,516

Ratio of earnings to fixed charges	1.32	1.16		1.89	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.29	1.14	(c)	1.84	—	(c)

(a)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b)	The ratio was less than 1:1 for the six months ended June 30, 2014 as earnings were inadequate to cover fixed charges by deficiencies of approximately $2.8 million.

(c)
The ratio was less than 1:1 for the three and six months ended June 30, 2014 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $(5,435,000) and $5.6 million, respectively.